BLACKBAUD, INC.
2000 Daniel Island Drive
Charleston, South Carolina 29492

March 3, 2005

Via EDGAR Delivery

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Loryn Zerner, Esq., Mail Stop 4-6

Re:	Acceleration Request
Blackbaud, Inc. Registration on Form S-1
File No. 333-122122

Ladies and Gentlemen:

     Blackbaud, Inc., a Delaware corporation, as the registrant of the above-captioned registration statement, hereby respectfully requests that the Securities and Exchange Commission take appropriate action to make the registration statement effective at 5:00 p.m. Eastern Time, Thursday, March 3, 2005, or as soon thereafter as practicable. Please advise our corporate counsel, Donald R. Reynolds at (919) 781-4000, of any questions.

Very truly yours,

BLACKBAUD, INC.

By:	/s/ Timothy V. Williams

Timothy V. Williams
Vice President and Chief Financial Officer